Filed pursuant to Rule 433
Registration Statement No. 333-131266
Relating to Preliminary Pricing Supplement No. 74
dated June 20, 2006

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Notes

Pricing Sheet – June 21, 2006

Capital Protected Notes due June 30, 2008
Based on the Value of the Tokyo Stock Price Index

Issue Price	:	$1,000 per Security (Par)
Aggregate Principal Amount	:	$8,950,000
Initial Index Value	:	1549.12
Participation Rate	:	75%
Trade Date	:	June 21, 2006
Settlement Date	:	June 28, 2006
Valuation Date	:	June 26, 2008
Listing	:	None
CUSIP	:	61747S140
Agent	:	Morgan Stanley & Co. Incorporated
Agent’s Commissions	:	$15.00 per Security

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

“TOPIX®” and “TOPIX Index®” are registered trademarks of the Tokyo Stock Exchange, Inc .. and Morgan Stanley will enter into a license agreement to use these trademarks prior to the settlement date. The Notes are not sponsored, endorsed, sold or promoted by the Tokyo Stock Exchange and the Tokyo Stock Exchange makes no representation regarding the advisability of investing in the Notes.

Preliminary Pricing Supplement No. 74 dated June 20, 2006

Prospectus Supplement for Capital Protected Notes dated March 14, 2006

Prospectus dated January 25, 2006